Exhibit 99.5

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Nine Months Ended 31 December 2025

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 31 December 2025	31 March 2025
Assets
Current assets:
Cash and cash equivalents	$344.2	$562.7
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	25.7	37.9
Restricted short-term investments - Asbestos	187.3	175.8
Accounts and other receivables, net	311.0	391.8
Inventories	665.8	347.1
Prepaid expenses and other current assets	160.2	100.6
Assets held for sale	11.3	73.1
Insurance receivable - Asbestos	5.8	5.5
Workers’ compensation - Asbestos	2.5	2.3
Total current assets	1,718.8	1,701.8
Property, plant and equipment, net	3,095.4	2,169.0
Operating lease right-of-use-assets	127.3	70.4
Finance lease right-of-use-assets	106.1	2.7
Goodwill	4,822.0	193.7
Intangible assets, net	3,526.9	145.6
Insurance receivable - Asbestos	21.5	23.2
Workers’ compensation - Asbestos	17.5	16.5
Deferred income taxes	74.7	600.4
Deferred income taxes - Asbestos	272.1	284.5
Other assets	22.2	22.1
Total assets	$13,804.5	$5,229.9
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$667.2	$446.4
Accrued payroll and employee benefits	150.7	133.3
Operating lease liabilities	31.6	21.6
Finance lease liabilities	5.4	1.1
Long-term debt, current portion	43.8	9.4
Accrued product warranties	11.2	7.3
Income taxes payable	14.4	10.3
Asbestos liability	127.3	119.4
Workers’ compensation - Asbestos	2.5	2.3
Other liabilities	59.7	59.1
Total current liabilities	1,113.8	810.2
Long-term debt	4,565.1	1,110.1
Deferred income taxes	564.6	121.1
Operating lease liabilities	112.5	63.9
Finance lease liabilities	103.6	1.8
Accrued product warranties	42.5	26.9
Asbestos liability	831.5	864.2
Workers’ compensation - Asbestos	17.5	16.5
Other liabilities	56.7	53.7
Total liabilities	7,407.8	3,068.4
Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 579,883,254 shares issued and outstanding at 31 December 2025 and 429,818,781 shares issued and outstanding at 31 March 2025	326.4	222.1
Additional paid-in capital	4,308.3	271.9
Retained earnings	1,801.2	1,725.7
Accumulated other comprehensive loss	(39.2)	(58.2)
Total shareholders’ equity	6,396.7	2,161.5
Total liabilities and shareholders’ equity	$13,804.5	$5,229.9
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2025	2024	2025	2024
Net sales	$1,239.8	$953.3	$3,431.9	$2,906.0
Cost of goods sold	791.6	590.9	2,225.7	1,773.8
Gross profit	448.2	362.4	1,206.2	1,132.2
Selling, general and administrative expenses	249.7	144.7	656.6	444.4
Research and development expenses	16.6	11.5	44.5	36.1
Restructuring, net	(24.0)	—	(24.0)	57.3
Acquisition related expenses	29.4	—	189.1	—
Asbestos adjustments	0.3	0.1	1.2	0.6
Operating income	176.2	206.1	338.8	593.8
Interest, net	65.6	3.8	168.8	7.4
Other expense (income), net	—	—	9.7	(0.2)
Income before income taxes	110.6	202.3	160.3	586.6
Income tax expense	41.9	60.6	84.8	206.2
Net income	$68.7	$141.7	$75.5	$380.4
Income per share:
Basic	$0.12	$0.33	$0.14	$0.88
Diluted	$0.12	$0.33	$0.14	$0.88
Weighted average common shares outstanding (Millions):
Basic	579.4	429.5	529.2	431.2
Diluted	583.1	430.9	533.9	432.6
Comprehensive income, net of tax:
Net income	$68.7	$141.7	$75.5	$380.4
Currency translation adjustments	1.1	(20.0)	20.6	(9.7)
Cash flow hedges	(0.4)	—	(1.6)	(0.1)
Reclassification of other comprehensive income	—	—	—	8.5
Comprehensive income	$69.4	$121.7	$94.5	$379.1
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2025	2024
Cash Flows From Operating Activities
Net income	$75.5	$380.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	330.5	156.8
Lease expense	30.6	24.6
Deferred income taxes	5.6	94.8
Stock-based compensation	29.2	17.7
Asbestos adjustments	1.2	0.6
Non-cash restructuring expenses	1.1	40.2
Non-cash interest expense	6.9	1.5
Non-cash charge related to step up of inventory	47.9	—
Gain on sale of land	(26.2)	—
Other, net	33.4	17.0
Changes in operating assets and liabilities:
Accounts and other receivables	150.6	86.4
Inventories	(77.4)	(20.5)
Operating lease assets and liabilities, net	(34.4)	(25.8)
Prepaid expenses and other assets	1.6	(8.6)
Insurance receivable - Asbestos	3.2	3.0
Accounts payable and accrued liabilities	(40.7)	(15.6)
Claims and handling costs paid - Asbestos	(86.8)	(87.7)
Income taxes payable	3.4	(10.2)
Other accrued liabilities and interest	0.2	2.8
Net cash provided by operating activities	$455.4	$657.4
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(302.8)	$(333.0)
Proceeds from sale of property, plant and equipment	108.2	—
Capitalized interest	(6.1)	(16.7)
Cash consideration for The AZEK Company acquisition, net of cash acquired	(3,919.8)	—
Purchase of restricted investments - Asbestos	(141.7)	(145.2)
Proceeds from restricted investments - Asbestos	141.7	141.4
Other	—	0.4
Net cash used in investing activities	$(4,120.5)	$(353.1)
Cash Flows From Financing Activities
Proceeds from senior secured notes	$1,700.0	$—
Proceeds from term loans	2,500.0	—
Proceeds from revolving credit facility	70.0	—
Repayments of term loans	(312.5)	(5.6)
Repayment of senior unsecured notes	(465.2)	—
Debt issuance costs paid	(41.6)	—
Repayment of finance lease obligations	(2.8)	(0.9)
Shares repurchased	—	(149.9)
Taxes paid related to net share settlement of equity awards	(11.7)	(7.3)
Net cash provided by (used in) financing activities	$3,436.2	$(163.7)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(1.8)	$1.1
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(230.7)	141.7
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	605.6	415.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$374.9	$557.5

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (continued) (Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2025	2024

Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$23.3	$23.2
Non-cash ROU assets obtained in exchange for new lease liabilities	$47.9	$27.2
Non-cash consideration for AZEK acquisition	$4,143.6	$—
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$62.7	$49.6
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 31 December 2025
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 September 2025	$325.9	$4,303.6	$1,732.5	$(39.9)	$6,322.1
Net income	—	—	68.7	—	68.7
Other comprehensive income	—	—	—	0.7	0.7
Stock-based compensation	—	3.4	—	—	3.4
Issuance of ordinary shares	0.5	1.3	—	—	1.8
Balances as of 31 December 2025	$326.4	$4,308.3	$1,801.2	$(39.2)	$6,396.7

	Nine Months Ended 31 December 2025
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2025	$222.1	$271.9	$1,725.7	$(58.2)	$2,161.5
Net income	—	—	75.5	—	75.5
Other comprehensive income	—	—	—	19.0	19.0
Stock-based compensation	—	16.7	—	—	16.7
Issuance of ordinary shares	0.8	3.4	—	—	4.2
Issuance of ordinary shares in connection with the acquisition of The AZEK Company	103.5	3,889.0	—	—	3,992.5
Issuance of stock awards in connection with the acquisition of The AZEK Company	—	127.3	—	—	127.3
Balances as of 31 December 2025	$326.4	$4,308.3	$1,801.2	$(39.2)	$6,396.7

	Three Months Ended 31 December 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 30 September 2024	$221.9	$264.1	$1,540.4	$—	$(49.6)	$1,976.8
Net income	—	—	141.7	—	—	141.7
Other comprehensive loss	—	—	—	—	(20.0)	(20.0)
Stock-based compensation	0.2	0.1	—	—	—	0.3
Issuance of ordinary shares	—	1.5	—	—	—	1.5
Balances as of 31 December 2024	$222.1	$265.7	$1,682.1	$—	$(69.6)	$2,100.3

	Nine Months Ended 31 December 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
Net income	—	—	380.4	—	—	380.4
Other comprehensive loss	—	—	—	—	(1.3)	(1.3)
Stock-based compensation	0.3	10.1	—	—	—	10.4
Issuance of ordinary shares	—	1.8	—	—	—	1.8
Shares repurchased	—	—	—	(149.9)	—	(149.9)
Shares cancelled	(2.9)	(2.7)	(144.3)	149.9	—	—
Balances as of 31 December 2024	$222.1	$265.7	$1,682.1	$—	$(69.6)	$2,100.3
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") and its direct and indirect wholly-owned subsidiaries and variable interest entity ("VIE") are collectively referred to as "James Hardie", the "James Hardie Group" or the "Company". The Company manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe and New Zealand. In August 2024, the company ceased manufacturing in the Philippines.
On 1 July 2025, the Company completed its acquisition of The AZEK Company Inc. ("AZEK"), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, with manufacturing and recycling facilities in the United States.
Basis of Presentation
The Company operates on a fiscal year ending 31 March. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information, and in management's opinion, includes all adjustments, consisting of only normal and recurring adjustments, necessary for the fair statement of the Company's financial position, results of operations and cash flows for the interim periods presented. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full fiscal year or any other period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2025 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the nine months ended 31 December 2025, the Company entered into an interest rate swap to manage market risks and reduce exposure resulting from fluctuations in interest rates associated with the new senior secured term facilities by converting a portion of its floating rate debt to fixed rate debt. The Company recognizes all derivative instruments at fair value and classifies them on the condensed consolidated balance sheet as either Other non-current assets or Other current liabilities. The Company

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

estimates the fair value of the interest rate swap using a valuation model based on observable market data, such as yield curves, and as such are classified as Level 2 within the fair value hierarchy. The interest rate swap qualified and was designated as a cash flow hedge on 1 July 2025. The effective portion of the change in fair value of the derivative is recorded as part of Accumulated other comprehensive loss and then reclassified into Interest, net in the same period in which the hedged transaction affects earnings. The related gains and losses are included as a reconciling item in the reconciliation of net income and net cash flow from operating activities each reporting period. The Company does not use derivatives for trading purposes. Refer to Note 9 "Derivative Instruments" for further details on the Company's derivative instrument.
Other than noted above, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2025.
Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	31 December	31 March
(Millions of US dollars)	2025	2025
Cash and cash equivalents	$344.2	$562.7
Restricted cash	5.0	5.0
Restricted cash - Asbestos	25.7	37.9
Total	$374.9	$605.6
Restricted cash relates to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of Asbestos Injuries Compensation Fund ("AICF").
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of shares)	2025	2024	2025	2024
Basic common shares outstanding	579.4	429.5	529.2	431.2
Dilutive effect of stock awards	3.7	1.4	4.7	1.4
Diluted common shares outstanding	583.1	430.9	533.9	432.6

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

There were 0.7 million and 0.2 million of potential common shares which would be considered anti-dilutive for the three and nine months ended 31 December 2025, respectively. There were no potential common shares which would be considered anti-dilutive for the three and nine months ended 31 December 2024.
Potential common shares of 1.4 million and 1.1 million for the three and nine months ended 31 December 2025, respectively, and 0.7 million and 0.6 million for the three and nine months ended 31 December 2024, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
Upon the completion of the acquisition of AZEK, the Company issued 148,861,701 shares of common stock on 1 July 2025.
Accounting Standards Issued But Not Yet Adopted
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with its annual report for the fiscal year ending 31 March 2026 and will be required to make additional disclosures in the notes to the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The amendments in this standard require disaggregation of specific expense categories in the notes to the financial statements and a qualitative description of the remaining expense amounts not separately disaggregated. These amendments are effective for fiscal years beginning after 15 December 2026, and interim periods within fiscal years beginning after 15 December 2027, with early adoption permitted. The Company plans to adopt ASU No. 2024-03 starting with its annual report for the fiscal year ending 31 March 2028 and is currently evaluating the impact of the guidance to the consolidated financial statements.
2.  Business Combination
On 1 July 2025, the Company completed the acquisition of AZEK pursuant to the Agreement and Plan of Merger dated 23 March 2025, as amended, ("Merger Agreement") among JHI plc, Juno Merger Sub Inc. and AZEK. As a result of the acquisition, AZEK became a wholly-owned subsidiary of the Company.
The business combination was accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the Company is required to measure identifiable assets acquired, liabilities assumed and any noncontrolling interests in the acquiree at their fair values as of the acquisition date. The Company’s accounting for the acquisition is preliminary. The acquisition-date fair value estimates for identifiable assets acquired and liabilities assumed are based on preliminary calculations and allocations, and these estimates and assumptions are subject to change as additional information is obtained during the measurement period, which may be up to one year from the acquisition date.
Pursuant to the Merger Agreement, each outstanding share of AZEK common stock was converted into the right to receive US$26.45 in cash and 1.0340 of James Hardie ordinary shares listed on the New York Stock Exchange. Incorporated into consideration transferred is the fair value of certain employee stock options which were calculated using a Black-Scholes option pricing model, as well as certain employee restricted stock units, which were calculated using the stock price on the transaction date. Finally, the consideration includes the entirety of the US$437.8 million of AZEK debt that was repaid by James Hardie on the acquisition date.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Our calculation of the consideration transferred is summarized below:

(Millions of US dollars, except share and per share data)	Purchase Consideration
Consideration Transferred:
Total shares of AZEK common stock acquired	143,966,912
Cash consideration per share of AZEK common stock	$26.45
Cash for AZEK common stock	3,807.9
Cash settlement of certain stock options	4.2
Cash consideration paid for common stock and stock options		$3,812.1
AZEK debt repaid as of the acquisition date		437.8
Total cash consideration paid		$4,249.9

Total shares of AZEK common stock acquired	143,966,912
Exchange ratio	1.034
James Hardie Ordinary Shares issued	148,861,787
Per share price of James Hardie ordinary shares on 1 July 2025	$26.82
Fair value of consideration of James Hardie ordinary shares		3,992.5
Fair value of James Hardie equity awards to be issued in exchange for certain AZEK equity awards		151.1
Total consideration transferred		$8,393.5

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table summarizes the allocation of the purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. The purchase price allocation was based on preliminary valuations and is subject to revisions as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed become available.

(Millions of US dollars)	Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$330.1
Accounts and other receivables	60.6
Inventories	280.0
Prepaid expenses and other current assets	60.3
Property, plant and equipment	838.2
Intangible assets	3,480.0
Other assets - non-current	134.8
Total assets acquired	$5,184.0

Accounts payable and accrued liabilities	$211.6
Other liabilities - current	73.9
Deferred tax liabilities, net	967.3
Other liabilities - non-current	149.9
Total liabilities assumed	$1,402.7
Net assets acquired	$3,781.3
Amount of goodwill recognized	$4,612.2
Total consideration transferred	$8,393.5
The Company has completed the preliminary valuation analyses necessary to assess the fair values of the assets acquired and liabilities assumed and the amount of goodwill to be recognized as of the acquisition date. These fair values were based on management’s estimates and assumptions; however, the amounts indicated above are preliminary in nature and are subject to adjustment as additional information is obtained and evaluated about the facts and circumstances that existed as of the acquisition date. Accordingly, there may be adjustments to the assigned values. The primary areas that remain preliminary include, but are not limited to, intangible assets including the preliminary assumptions used in their estimates of fair values and their respective estimated useful lives, the valuation of property, plant and equipment, real estate leases, certain tangible assets, income taxes, and residual goodwill. The final determination of the fair values, purchase consideration, related income tax impacts and residual goodwill will be completed as soon as practicable, and within the measurement period of up to one year from the acquisition date as permitted under GAAP. Any adjustments to provisional amounts that are identified during the measurement period will be recorded in the reporting period in which the adjustment is determined.
Goodwill of US$4,612.2 million arising from the acquisition is calculated as the excess of the purchase price over the net assets acquired and is attributable to expected synergies, expanded market opportunities, and enhanced delivery network capabilities. Goodwill related to this acquisition is expected to be nondeductible for tax purposes. As the valuation is preliminary, we have not yet finalized the assignment of goodwill to our reporting units, and no goodwill currently resides in our reportable segments. See Note 6 "Goodwill and Other Intangible Assets" for more information.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

As described in more detail in Note 15 "Segment Information", the Company changed its segment reporting structure to reflect its new organizational structure commencing with the quarter ended 30 September 2025. Under the revised reporting structure, the legacy North America Fiber Cement segment was integrated with the acquired AZEK Exteriors business to form a new segment called Siding & Trim. Additionally, the Company created a Deck, Rail & Accessories segment which includes the remainder of the acquired AZEK business. The newly named Australia & New Zealand segment consists of the legacy Asia Pacific Fiber Cement segment, while the newly named Europe segment consists of the legacy Europe Building Products segment.
During the three and nine months ended 31 December 2025, the Company recorded acquisition-related costs as follows:
•Acquisition related expenses line item in the condensed consolidated statements of operations and comprehensive income statement of US$29.4 million and US$189.1 million for the three and nine months ended 31 December 2025, respectively, includes:
◦US$94.7 million of transaction costs for the nine months ended 31 December 2025; and
◦US$29.4 million and US$94.4 million of integration costs for the three and nine months ended 31 December 2025, respectively.
AZEK Results
AZEK results for the post acquisition period 1 July 2025 through 31 December 2025 were as follows:

	Three Months Ended 31 December 2025	Nine Months Ended 31 December 2025
(Millions of US dollars)	(unaudited)	(unaudited)
Net sales	$275.0	$620.1
Net loss	$(64.1)	$(112.9)
Included in the results of AZEK was a one-time increase in Cost of goods sold of US$47.9 million inventory step-up adjustment for the nine months ended 31 December 2025. Also included in the results is additional amortization of US$57.6 million and US$106.3 million for the three and nine months ended 31 December 2025, respectively, resulting from the recognition of identified finite-lived intangible assets resulting from the preliminary purchase price accounting and acquisition related costs of US$8.5 million and US$46.5 million, respectively.
Supplemental Pro Forma Results of Operations
The following unaudited supplemental pro forma financial information presents our consolidated results of operations as if the acquisition had been completed on 1 April 2024, but using the fair values of the assets acquired and liabilities assumed as of the closing date of the merger. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of our results of operations that actually would have been achieved had the acquisition been completed on the assumed date, nor are they necessarily indicative of future results.

	Nine Months Ended 31 December
(Millions of US dollars)	2025 (Unaudited)	2024 (Unaudited)
Net sales	$3,864.2	$3,974.0
Net income	$60.2	$345.8
The pro forma results include adjustments directly attributable to the business combination. The adjustments relate to purchase accounting, primarily amortization of intangible assets and the impact of

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

the acquisition financing. Included in the results for the nine months ended 31 December 2025 are acquisition related expenses of US$189.1 million.
3. Revenues
The Company's presentation of revenue by reportable segment most reasonably depicts how the nature, amount, timing and uncertainty of the Company's revenue and cash flows are affected by economic and market-specific factors. The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers per the arranged shipping terms, which are generally on delivery.
The following represents the Company's disaggregated revenues:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2025	2024	2025	2024
Siding & Trim	$788.3	$719.3	$2,196.1	$2,144.4
Deck, Rail & Accessories	194.1	—	449.9	—
Australia & New Zealand	126.5	118.1	381.0	401.8
Europe	130.9	115.9	404.9	359.8
Total	$1,239.8	$953.3	$3,431.9	$2,906.0
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded in Net sales based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products, and contractual obligations. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
4.  Inventories
Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2025	2025
Finished goods	$490.6	$243.9
Work-in-process	51.0	26.5
Raw materials and supplies	140.3	87.4
Provision for obsolete finished goods and raw materials	(16.1)	(10.7)
Total	$665.8	$347.1

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

5.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 December	31 March
(Millions of US dollars)	2025	2025
Land	$120.5	$94.7
Buildings	961.4	747.0
Machinery and equipment	3,147.6	2,316.2
Construction in progress	580.7	532.0
Property, plant and equipment, at cost	4,810.2	3,689.9
Less accumulated depreciation	(1,714.8)	(1,520.9)
Property, plant and equipment, net	$3,095.4	$2,169.0
Depreciation expense for the three and nine months ended 31 December 2025 was US$86.3 million and US$215.7 million, respectively. Depreciation expense for the three and nine months ended 31 December 2024 was US$54.0 million and US$153.0 million, respectively.
6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe	General Corporate [1]	Total
Balance - 31 March 2025	$193.7	$—	$193.7
Foreign exchange impact	16.1	—	16.1
Acquisition of The AZEK Company	—	4,612.2	4,612.2
Balance - 31 December 2025	$209.8	$4,612.2	$4,822.0
[1] The valuation of the AZEK acquisition is preliminary, and the assignment of goodwill to our reportable segments is not yet finalized. As such no goodwill from the AZEK acquisition currently resides in our reportable segments.

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 December	31 March
(Millions of US dollars)	2025	2025
Trade names	$121.0	$111.6
Other	7.4	7.4
Total	$128.4	$119.0

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following are the net carrying amount of amortizable intangible assets:

		31 December 2025
(Millions of US dollars)	Lives in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	2 to 18	$2,991.5	$(108.4)	$2,883.1
Trade names	5 to 15	330.0	(14.1)	315.9
Technology	10	210.0	(10.5)	199.5
Total		$3,531.5	$(133.0)	$3,398.5

		31 March 2025
(Millions of US dollars)	Lives in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	2 to 13	$47.5	$(20.9)	$26.6
Total		$47.5	$(20.9)	$26.6
The amortization of intangible assets was US$59.1 million and US$110.1 million for the three and nine months ended 31 December 2025, respectively. The amortization of intangible assets was US$1.1 million and US$3.3 million for the three and nine months ended 31 December 2024, respectively. As of 31 December 2025, the remaining weighted average amortization period for acquired intangible assets was 17.0 years.
7.  Debt
The Company’s debt obligations are as follows:

	31 December	31 March
(Millions of US dollars)	2025	2025
Unsecured debt:
5.000% Senior notes due 2028	$400.0	$400.0
3.625% Senior notes due 2026 (€400.0 million)	—	433.4
Term Loan due 2028	—	290.6
Secured debt:
5.875% Senior notes due 2031	700.0	—
6.125% Senior notes due 2032	1,000.0	—
Revolving Facility	70.0	—
Term A-1 Facility, due 2028	750.0	—
Term A-2 Facility, due 2030	1,728.1	—
Unamortized debt issuance costs	(39.2)	(4.5)
Total debt	4,608.9	1,119.5
Less current portion	(43.8)	(9.4)
Total Long-term debt	$4,565.1	$1,110.1

Weighted average interest rate of total debt	5.6%	4.8%

Fair value of Senior unsecured notes (Level 1)	$400.0	$817.7
Fair value of Senior secured notes (Level 1)	$1,739.8	$—

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

As of 31 December 2025, the carrying value of the Company's Credit Facilities, as discussed below, of US$2,548.1 million approximates fair value, as the interest rate is variable and reflects current market rates.
Debt Facilities - Terminated
The following debt facilities were terminated during the nine months ended 31 December 2025, and the remaining associated debt issuance costs of US$33.6 million were written off to interest expense. Included in the write off were remaining Bridge Commitment costs of US$31.5 million which were classified as Prepaid expenses and other current assets as of 31 March 2025.
2026 Senior Unsecured Notes
In December 2025, the Company redeemed the €400.0 million aggregate principal amount (US$465.2 million, based on the exchange rate at 10 December 2025) of the 2026 senior unsecured notes.
Term Loan Agreement ("TLA")
In April 2025, the Company used existing cash resources to pay off the outstanding balance on its TLA totaling US$290.6 million.
Unsecured Revolving Credit Facility
In May 2025, the Company terminated its undrawn US$600.0 million unsecured revolving credit facility.
Bridge Commitment
In June 2025, the Company cancelled its 364-day Bridge Commitment in conjunction with establishing the new facilities noted below.
Debt Facilities - New
Senior Secured Credit Facilities
In May 2025, James Hardie International Group Limited ("JHIGL"), JH North America Holdings Inc. ("JHNAH"), James Hardie International Finance Designated Activity Company ("JHIF"), James Hardie US Holdings Limited ("JHUSHL") and James Hardie Building Products Inc. ("JHBP") entered into a Credit and Guaranty Agreement (the "Credit Agreement"), with Bank of America, N.A. ("BofA"), as administrative and collateral agent.
The Credit Agreement provides for senior secured credit facilities (the "Credit Facilities") in an aggregate principal amount of US$3.5 billion, with terms as follows:
•a senior secured term "A" loan facility in an aggregate principal amount of US$750 million (the "Term A-1 Facility"), maturing 30 May 2028 with interest at a Term Secured Overnight Financing Rate ("SOFR") plus a margin varying from 1.25% to 1.875%;
•a senior secured term "A" loan facility in an aggregate principal amount of US$1.75 billion (the "Term A-2 Facility" and, together with the Term A-1 Facility, the "Term Facilities"), maturing 30 May 2030 with interest at a Term SOFR plus a margin varying from 1.375% to 2.00%; and
•a senior secured revolving credit facility in an aggregate principal amount of US$1.0 billion (the "Revolving Facility"), which includes a US$100 million sublimit for the issuance of letters of credit and a US$50 million sublimit for the borrowing of swing line loans, maturing 30 May 2030. Interest

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

on the Revolving Facility will be at a Term SOFR plus a margin varying from 1.375% to 2.00%, and unutilized commitments are subject to a per annum fee ranging from 0.20% to 0.30%.
Debt issuance costs incurred in connection with the Credit Facilities are recorded as an offset to Long-term debt on the Company's condensed consolidated balance sheet as of 31 December 2025. These costs are being amortized as interest expense using the effective interest method over the stated terms.
On 1 July 2025, the Company drew down the entire US$2.5 billion on the Term Facilities to fund a portion of the cash consideration for the AZEK acquisition.
2031 and 2032 Senior Secured Notes
In June 2025, JHNAH completed its private offering of US$1.7 billion aggregate principal amount of senior secured notes (the "Notes"). The Notes were issued at par with US$700 million due 31 January 2031 (the "2031 Notes") and the remaining US$1.0 billion due 31 July 2032 (the "2032 Notes"). The 2031 Notes bear interest at a rate of 5.875% per annum and the 2032 Notes bear interest at a rate of 6.125% per annum.
The Company used the net proceeds from the Notes, together with proceeds of the Term Facilities and cash on hand, to (i) finance the aggregate cash consideration of the acquisition of AZEK (ii) to repay and terminate AZEK's existing debt and (iii) to pay fees and expenses related to the acquisition.
Debt issuance costs incurred in connection with the 2031 and 2032 Notes are recorded as an offset to Long-term debt on the Company’s condensed consolidated balance sheet as of 31 December 2025. These costs are being amortized as interest expense using the effective interest method over the stated terms.
The indenture governing the 2031 and 2032 Notes contains covenants that limit the ability of the Company and any of its restricted subsidiaries, to, among other things: create liens on certain assets to secure debt and to enter into certain sale-leaseback transactions. The Credit Facilities contain certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidation actions.
The obligations under the Credit Facilities and Notes are (i) jointly and severally guaranteed on a senior secured basis by JHIGL, JHNAH, JHIF, JHUSHL and JHBP and; (ii) are secured by a lien on the equity interests of certain direct wholly owned material US restricted subsidiaries of JHIGL and the borrowers that are not restricted from being pledged pursuant to applicable regulatory requirements or applicable law.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

At 31 December 2025, the Company’s debt maturities for the next five fiscal years and thereafter are as follows:

(Millions of US dollars)	Amount
Fiscal 2026	$10.9
Fiscal 2027	43.8
Fiscal 2028	476.6
Fiscal 2029	837.5
Fiscal 2030	87.5
Thereafter	3,191.8
Total	$4,648.1
As of 31 December 2025, the Company was in compliance with all of its covenants contained in the senior unsecured notes, Senior Secured Credit Facilities and Senior Secured Notes.
Off Balance Sheet Arrangements
As of 31 December 2025, the Company had US$70.0 million outstanding borrowings under the Revolving Facility and had US$9.3 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$920.7 million of available borrowing capacity under the Revolving Facility.
8.  Asbestos
The following is a detailed rollforward of the Net Unfunded Amended and Restated Final Funding Agreement ("AFFA") liability, net of tax, for the nine months ended 31 December 2025.

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2025	$(983.6)	$28.7	$213.7	$0.7	$(740.5)	$284.5	$37.9	$(418.1)
Asbestos claims paid	85.7	—	(85.7)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	62.7	—	62.7	—	—	62.7
AICF claims-handling costs incurred (paid)	1.1	—	(1.1)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.4)	—	(1.4)	—	—	(1.4)
Insurance recoveries	—	(3.2)	3.2	—	—	—	—	—
Movement in income taxes	—	—	—	—	—	(28.4)	(10.3)	(38.7)
Other movements	—	—	8.6	(0.3)	8.3	(1.8)	—	6.5
Effect of foreign exchange	(62.0)	1.8	13.0	0.1	(47.1)	17.8	1.5	(27.8)
Closing Balance - 31 December 2025	$(958.8)	$27.3	$213.0	$0.5	$(718.0)	$272.1	$29.1	$(416.8)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months
	Ended	For the Years Ended 31 March
	31 December 2025	2025	2024	2023	2022	2021
Number of open claims at beginning of period	482	379	359	365	360	393
Number of new claims
Direct claims	267	443	410	403	411	392
Cross claims	110	210	154	152	144	153
Number of closed claims	436	550	544	561	550	578
Number of open claims at end of period	423	482	379	359	365	360
Average settlement amount per settled claim	A$310,000	A$327,000	A$289,000	A$303,000	A$314,000	A$248,000
Average settlement amount per case closed [1]	A$257,000	A$291,000	A$262,000	A$271,000	A$282,000	A$225,000

Average settlement amount per settled claim	US$202,000	US$213,000	US$190,000	US$208,000	US$232,000	US$178,000
Average settlement amount per case closed [1]	US$167,000	US$190,000	US$172,000	US$186,000	US$208,000	US$162,000
[1] The average settlement amount per case closed includes nil settlements.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
AICF Funding
During fiscal year 2026, the Company will contribute A$193.6 million to AICF, excluding interest, in quarterly installments. Three payments of A$48.4 million were made on 1 July 2025, 1 October 2025 and 2 January 2026.
For the nine months ended 31 December 2025, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 31 December 2025:

Date Invested	Maturity Date	Interest Rate	A$ Millions
October 2025	16 October 2026	4.14%	70.0
July 2025	24 July 2026	4.14%	60.0
April 2025	7 April 2026	4.16%	90.0
January 2025	27 January 2026	4.87%	60.0
9. Derivative Instruments
In May 2025, the Company entered into an interest rate swap agreement to manage interest rate risk related to the Company’s Term Facilities by swapping variable interest at a rate based on SOFR with a fixed rate of 3.79%. The interest rate swap agreement has a notional amount of US$1.0 billion and will expire on 30 June 2028.
On 1 July 2025, the Company met the requirements to designate the swap as a cash flow hedge. The fair value of the interest rate swap is estimated by using a valuation model based on observable market data, including yield curves. The gain (loss) is recorded in Accumulated other comprehensive loss and then reclassified into Interest, net in the same period in which the hedged transaction affects earnings. As of 31 December 2025, the Company expects to reclass approximately US$7.9 million (US$5.9 million after-tax) as a decrease to interest expense in the next 12 months.
For the three months ended 30 June 2025, the swap did not meet the requirements for hedge designation and the Company recorded a loss of US$11.6 million in Other expense (income), net.
The fair value of the interest rate swap and classification on the condensed consolidated balance sheets is as follows:

			Fair Value as of
(Millions of US dollars)	Fair Value Hierarchy	Balance Sheet Location	31 December 2025	31 March 2025
Interest rate swap	Level 2	Other current liabilities	$12.2	$—
Refer to Note 13 "Accumulated Other Comprehensive Loss" for further details of the effect derivative instruments.
10.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these condensed consolidated financial statements.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022 through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and is defending the matter. Currently, the Plaintiffs are seeking leave to amend their statement of claim for a second time, and, as a result the July 2026 trial date has been vacated with no new trial date set. As of 31 December 2025, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years ended 31 March 2011 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. In October 2025, the Company and the ATO reached an agreement which finalized the tax audit being conducted by the ATO on the Company's Australian income tax returns for the years ended 31 March 2011 through 31 March 2019, settled all outstanding issues arising from this audit up to and including the year ended 31 March 2025, and provides greater clarity for future years. The agreed settlement was made without concessions or admissions of liability by either the Company or the ATO. During the nine months ended 31 December 2025, the Company recognized an income tax expense of US$18.2 million (A$27.6 million) and a corresponding non-cash reduction in the deferred tax assets relating to Australian net operating losses in respect of this settlement. There will be no additional taxes payable in respect of this settlement.
U.S. Class Action Securities Claim
On 24 October 2025, a putative class action was filed in United Stated District Court for the Northern District of Illinois by Laborers’ District Council and Contractors’ Pension Fund of Ohio against James Hardie Industries plc and its CEO and CFO on behalf of persons who purchased certain James Hardie equity securities from 20 May 2025 through 18 August 2025.
The proceeding includes allegations that James Hardie violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78j(b) and 78t(a) and Rule 10b-5 promulgated thereunder by the SEC, 17 C.F.R. § 240.10 b-5., including regarding its knowledge of customers destocking inventory in April and early May 2025 and statements on 20 and 21 May 2025 about inventory destocking occurring. The Company believes the challenged statements were proper and is defending the matter. The Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
11.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the nine months ended 31 December 2025, the Company paid taxes, net of refunds, of US$71.2 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction and foreign taxes on domestic income, plus discrete items including the impact of the ATO settlement agreement.
Deferred income taxes include net operating loss carry-forwards. At 31 December 2025, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$69.1 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 December 2025, the Company recognized a tax deduction of US$94.4 million (A$145.1 million) for the current year relating to total contributions to AICF of US$674.5 million (A$967.5 million) incurred in tax years 2022 through 2026.
On 4 July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, including reinstatement of federal bonus depreciation, deductions for domestic research and development expenditures, and modifications to the international tax framework. The enactment of OBBBA did not have a material impact on the Company’s condensed consolidated financial statements.
12.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2025	2024	2025	2024
Liability Awards	$2.9	$(0.4)	$8.4	$3.0
Equity Awards	8.8	5.4	28.4	17.7
Total stock-based compensation expense	$11.7	$5.0	$36.8	$20.7
Total stock-based compensation expense for the nine months ended 31 December 2025 includes replacement awards issued in connection with the AZEK merger.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

As of 31 December 2025, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$64.0 million and will be recognized over an estimated weighted average amortization period of 2.0 years.
As of the acquisition date, the estimated fair value of the assumed equity awards was US$182.1 million, of which US$160.0 million was recognized as goodwill and the balance of US$22.1 million will be recognized as stock-based compensation expense over the remainder term of the replacement awards. The fair value of the replacement awards for services rendered through the acquisition date was recognized as a component of the purchase consideration, with the remaining fair value related to the post-combination services to be recorded as stock-based compensation over the remaining vesting period.
The Company used the Black-Scholes pricing model to estimate the fair value of replacement service-based stock option awards. The significant assumptions used for the stock option valuation include risk free interest rate of 3.75% - 3.88%, expected volatility of 35.0% - 40.0%, expected terms of 2.47 - 5.60 years, and expected dividend yield of 0.0%. The fair value of the replacement restricted stock units was based on the closing price on the acquisition date.
13.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consists of the following at 31 December 2025:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2025	$0.1	$1.4	$(59.7)	$(58.2)
Change in component, net of tax	(0.8)	—	20.6	19.8
Reclassification from other comprehensive loss into net income, net of tax	(0.8)	—	—	(0.8)
Balance at 31 December 2025	$(1.5)	$1.4	$(39.1)	$(39.2)
14.  Restructuring, net
Restructuring, net consists of the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2025	2024	2025	2024
Equipment write offs, including disposal costs	$—	$—	$—	$31.1
Reclassification of foreign currency translation adjustments	—	—	—	8.3
Other exit costs	—	—	—	17.9
Australia & New Zealand segment	—	—	—	57.3
Deck, Rail & Accessories segment	2.2	—	2.2	—
General Corporate	(26.2)	—	(26.2)	—
Total	$(24.0)	$—	$(24.0)	$57.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Australia & New Zealand segment
For the nine months ended 31 December 2024, the Company recorded US$57.3 million of exit costs related to its decision to shut down its manufacturing and wind-down commercial operations in the Philippines. The net assets remaining in the Philippines primarily consists of land and buildings, which the Company is actively marketing to sell.
General Corporate
During the three months ended 31 December 2025, the Company completed the sale of its Truganina greenfield site and received proceeds of US$108.2 million and recorded a gain on sale of US$26.2 million in General Corporate Costs.
15.  Segment Information
As of 31 December 2025, the Company has four reportable segments:
•Siding & Trim segment - Manufactures fiber cement and PVC exterior siding and trim products, as well as moulding, interior linings, and accessories in the United States. These products are sold in the United States and Canada.
•Deck, Rail & Accessories segment - Manufactures decking, railing, cladding, pergolas, cabanas and related accessories in the United States; these products are sold in the United States and Canada.
•Australia & New Zealand segment - Includes fiber cement products manufactured in Australia and sold in Australia and New Zealand.
•Europe segment - Includes fiber gypsum products and cement bonded boards manufactured in Europe, and fiber cement products manufactured in the United States that are sold in Europe.
The Company's General Corporate and unallocated Research and Development ("R&D") costs do not meet the applicable accounting guidance for separate disclosure as a reportable segment, and are reflected as reconciling items to consolidated Operating Income. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs, acquisition related costs and rental expense on the Company’s corporate offices, which are not allocated to the reportable segments. Unallocated R&D costs represented the costs incurred by the research and development centers which were costs not directly associated with one of our reportable segments. Beginning 1 July 2025, R&D costs are allocated to the segments. For the three months ended 31 December 2025, US$8.8 million was allocated to Siding & Trim, US$1.3 million to Australia & New Zealand and US$0.2 million to Europe. For the nine months ended 31 December 2025, US$16.5 million was allocated to Siding & Trim, US$2.5 million to Australia & New Zealand and US$0.4 million to Europe. The Company does not report total assets by segment as the Company’s Chief Operating Decision Maker does not assess performance, or allocate resources based on segment assets.
The Company does not report Interest, net for each segment as the segments are not held directly accountable for interest.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is the Company’s segment information:

	Operating Income
(Millions of US dollars)	Siding & Trim	Deck, Rail & Accessories	Australia & New Zealand	Europe	Total
For the three months ended 31 December 2025
Net sales	$788.3	$194.1	$126.5	$130.9	$1,239.8
Cost of goods sold	481.2	143.8	75.0	91.6	791.6
Gross profit	307.1	50.3	51.5	39.3	448.2
Selling, general and administrative expenses	89.3	69.7	14.3	29.1	202.4
Restructuring expense	—	2.2	—	—	2.2
Other expenses [1]	14.9	2.4	1.6	1.1	20.0
Segment operating income (loss)	$202.9	$(24.0)	$35.6	$9.1	$223.6

Reconciliation to consolidated operating income
Less: General Corporate [2,3]					(47.4)
Consolidated operating income					$176.2

For the nine months ended 31 December 2025
Net sales	$2,196.1	$449.9	$381.0	$404.9	$3,431.9
Cost of goods sold	1,382.2	343.8	220.6	279.1	2,225.7
Gross profit	813.9	106.1	160.4	125.8	1,206.2
Selling, general and administrative expenses	265.9	134.9	45.6	85.1	531.5
Restructuring expense	—	2.2	—	—	2.2
Other expenses [1]	32.9	4.9	3.4	2.8	44.0
Segment operating income (loss)	$515.1	$(35.9)	$111.4	$37.9	$628.5

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D [2,3]					(289.7)
Consolidated operating income					$338.8
____________
1.Other expenses represent R&D costs and acquisition related expenses allocated to the segments.
2.Includes acquisition related expenses.
3.Starting 1 July 2025, the Company began allocating R&D costs to the segments.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Operating Income
(Millions of US dollars)	Siding & Trim	Australia & New Zealand	Europe	Total
For the three months ended 31 December 2024
Net sales	$719.3	$118.1	$115.9	$953.3
Cost of goods sold	435.5	68.9	86.5	590.9
Gross profit	283.8	49.2	29.4	362.4
Selling, general and administrative expenses	72.7	14.0	25.1	111.8
Other expenses [1]	1.8	0.4	0.7	2.9
Segment operating income	$209.3	$34.8	$3.6	$247.7

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(41.6)
Consolidated operating income				$206.1

For the nine months ended 31 December 2024
Net sales	$2,144.4	$401.8	$359.8	$2,906.0
Cost of goods sold	1,281.2	233.4	259.2	1,773.8
Gross profit	863.2	168.4	100.6	1,132.2
Selling, general and administrative expenses	217.6	42.1	74.1	333.8
Restructuring expenses	—	57.3	—	57.3
Other expenses [1]	7.1	1.0	1.8	9.9
Segment operating income	$638.5	$68.0	$24.7	$731.2

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(137.4)
Consolidated operating income				$593.8
____________
1.Other expenses represent R&D costs allocated to the segments.

	Depreciation and Amortization
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2025	2024	2025	2024
Siding & Trim	$62.1	$41.2	$163.7	$115.5
Deck, Rail & Accessories	70.5	—	124.3	—
Australia & New Zealand	5.6	4.9	16.3	14.4
Europe	7.5	8.3	21.6	23.9
General Corporate and R&D	1.9	0.7	4.6	3.0
Total	$147.6	$55.1	$330.5	$156.8

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Capital Expenditures
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2025	2024	2025	2024
Siding & Trim	$48.0	$62.4	$175.6	$216.4
Deck, Rail & Accessories	18.3	—	34.4	—
Australia & New Zealand	25.2	19.0	51.5	44.0
Europe	13.1	23.8	33.9	67.7
General Corporate and R&D	2.3	2.6	7.4	4.9
Total	$106.9	$107.8	$302.8	$333.0
16.  Subsequent Event
On 15 January 2026, the Company announced that it is optimizing its manufacturing footprint in the United States and will close the Company’s manufacturing facilities in Fontana, California and Summerville, South Carolina within 60 days from the announcement.
The Company expects to incur one-time pre-tax charges of approximately US$40.0 million to US$44.0 million in connection with the site closures and optimization actions. These charges are expected to consist primarily of employee severance, benefits and transition-related costs, contract termination, and facility exit costs, as well as asset impairments and other non-cash charges. The one-time pre-tax charges are expected to be recognized primarily in the fourth quarter of fiscal year 2026, split approximately evenly between cash and non-cash items.